SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Futuremedia Announces Third Quarter Results for Fiscal 2006

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333- 131314) Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Leonard Fertig
Leonard Fertig
Chief Executive Officer

Date: March 30, 2006

Exhibit 1

FOR IMMEDIATE RELEASE

Futuremedia Announces Third Quarter Results for Fiscal 2006

Expects to Close EBC and Button Group Acquisitions
in the First Quarter Fiscal 2007

Transforming EBC and Button Deals Expected to Secure Growth and Profitability
in Fiscal 2007

Brighton, England - March 30, 2006 - Futuremedia plc (Nasdaq-CM: FMDAY), a leading European e-learning content and managed benefits services provider, today announced unaudited financial results for its fiscal 2006 third quarter ended January 31, 2006.

For the three month period ended January 31, 2006, the Company’s revenues were GBP 3.4 million ($6.0 million), a decrease of 33% compared to revenue of GBP 5.1 million ($9.0 million) for the same period last year. However, gross profit for the quarter ended January 31, 2006 increased nearly fourfold, to GBP 830,000 ($1.5 million), compared to GBP 223,000 ($392,000) for the same period last year reflecting better HCI margins due to improved purchasing, distribution and inventory management. In addition, during the third quarter of fiscal year 2006 the Company recorded deferred revenues of GBP 382,000 ($675,000) that is expected to be booked during the next 36 months. After consideration of GBP 511,000 in deferred revenues booked in the third quarter from prior periods, this brings cumulative deferred revenues from Home Computing Initiative (“HCI”) activities at the end of the third quarter of fiscal year 2006 to approximately GBP 3.6 million ($6.3 million).

The Company’s net loss was GBP 1.9 million ($3.3 million) for the three months ended January 31, 2006, compared to a net loss of GBP 1.4 million ($2.5 million) for the same period last year. However the net loss for the three months ended January 31, 2006, includes GBP 255,000 ($448,000) of costs relating to financing, merger and acquisition, and other one-time costs. In addition the net loss for the three months ended January 31, 2006, is further impacted by GBP 329,000 ($582,000) of net interest expense, the majority of which relates to non-cash interest charges arising on the MAG convertible debentures.

“We are undergoing a significant transformation in our business,” stated Leonard M. Fertig, Chief Executive Officer of Futuremedia plc. “Our fiscal third quarter results do not reflect the strategic progress we have made in growing our e-learning business and new opportunities in Branded Learning; providing services to brands and product managers. We currently expect to complete the acquisition of both EBC and Button Group in the first quarter of fiscal year 2007 based on completion of due diligence and US filing requirements. We expect that the addition of these highly complementary and profitable businesses will significantly strengthen the cash flow generating ability of our e-learning business and expand the breadth of our services as we focus on establishing a leadership position in brand communications and content. We believe we have a substantial opportunity to take advantage of the convergence taking place within the e-learning, online media communities, and brand marketing industries. We expect at the end of this transition to be a much stronger and more profitable company.”

Mr. Fertig continued, “At the same time, we are waiting for clarity on the UK government’s plans with regard to terminating the tax benefits of HCI. Termination of the tax-free benefit status of HCI for employees on April 5th was included in the UK Budget that was submitted by the Chancellor and approved by Parliament, however the Treasury has not announced whether there will be any sunset or transition period. At this point, we are witnessing a surge in demand from potential new customers as they rush to lock-in HCI programs, while some of our current clients have put programs on hold. This makes it very difficult to forecast our financial results in the near-term. We have joined with a consortium of HCI providers and large employers to seek further guidance and clarification from the UK Treasury on this issue. Once we have received a clear indication of the government’s intentions and have reviewed all of our options, we will make the necessary adjustments to our business model and will provide a detailed report to our shareholders.”

To better understand the effect of deferred revenues and interest expense in the HCI business the Company calculates an Adjusted EBIT (earnings before interest and taxes). EBIT represents our net income (loss) before income tax expense and interest expense, and our Adjusted EBIT reflects our EBIT increased or decreased by increases or decreases in our deferred revenues since the beginning of the period reported. The Company’s Adjusted EBIT is not a financial measure presented in accordance with US GAAP. The Company’s reconciliation of these amounts to the Company’s net income (loss) is discussed in further detail below in the Calculation of Adjusted EBIT Table.

For the three month period ended January 31, 2006, the Company’s Adjusted EBIT was negative GBP 1.6 million ($2.8 million), a deterioration of 9% compared to an Adjusted EBIT of negative GBP 1.4 million ($2.5 million) for the same period last year. The GBP 255,000 ($448,000) of costs relating to financing, merger and acquisition, and other one-time costs mentioned above is included in the Adjusted EBIT for the three months ended January 31, 2006.

Guidance
At this time, the Company does not have sufficient information to estimate the impact of this government decision on its operations and therefore is withdrawing its previously provided financial guidance for fiscal year 2006. Futuremedia expects to provide financial guidance after it receives additional clarity from the government regarding HCI and following completion of the EBC and Button acquisitions.

The closing of the pending EBC and Button Group acquisitions are expected to add two profitable businesses to Futuremedia. EBC is expected to add more than GBP 2.1 million ($3.7 million) in revenues and GBP 500,000 ($887,000) in EBIT on a full year basis. The Button Group is expected to report GBP 10 million ($17.5 million) in annual revenue and GBP 650,000 ($1.14 million) in annual EBIT for the financial year ending June 30, 2006.

After the conclusion of the two above acquisitions, Futuremedia will be a global provider of learning content and brand communications through its four business groups. Excluding the HCI business, which cannot be forecast at this time, on a forward looking basis the Futuremedia group is expected to be a rapidly growing business with operating profitability.

This press release contains certain non-GAAP financial measures as defined by SEC Regulation G. The US GAAP financial measure most directly comparable to each of these non-GAAP financial measures, and a table reconciling each of these non-GAAP financial measures to its most directly comparable US GAAP financial measure, is included in the tables below.

Conference Call
Futuremedia’s management will host a conference call today, Thursday, March 30, 2006, at 4 p.m. UK time (10 a.m. Eastern Time) to discuss the Company’s financial performance and outlook. To participate in the live call, please dial 0800-032-3836 in the UK and +1-973-409-9258 in the United States and internationally ten minutes before the stated start time and reference pass code 7116082. The call will also be broadcast live on the Investor Relations portion of the company’s Web site located at www.futuremedia.co.uk.

A replay of the conference call will be available through April 13, 2006, and can be accessed by dialing +1-973-341-3080 in Europe and 877-519-4471 in the United States. The pass code for the replay is 7116082. Also, an archived replay of the conference webcast will be available on the company's Web site for 12 months.

About Futuremedia
Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company’s future financial performance; the future success of the Company’s products and services (including the anticipated impact of changes in the UK government’s Home Computing Initiative); the expected benefits of acquisitions (including the EBC and Button acquisitions); and the Company’s ability to secure additional financing (including the financing for the Button acquisition). Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to operate profitably in the future; risks associated with acquisitions such as the Button and EBC acquisitions (including the risk that the acquisitions may not be completed, the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks associated with the Company’s ability to complete additional financing such as the financing required for the Button acquisition (including the risk that the Company may not be able to complete such financing on acceptable terms or at all and risks that the terms of such financing could result in substantial dilution to shareholders because of conversion ratios that may depend on the future performance of the Company’s ADSs or other factors); risks associated with changes in Government policy in the UK and in other countries regarding employee salary sacrifice schemes (including the recent announcement by the UK government that it is planning to abolish the tax exemption for the Home Computing Initiative); risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs); the risk that significant customer contracts may be terminated or not completed due to factors beyond the Company’s control; variability in gross margins due to the mix of software, hardware and services delivered to customers; the Company’s ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.
# # #

Contact Information:

Investors	Press
Mike Smargiassi/Corey Kinger	Gerry Buckland
Brainerd Communicators, Inc.	+44 7919 564126
+1 212 986 6667	info_db@mac.com
ir@futuremedia.co.uk

FUTUREMEDIA PLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	9 Months ended Jan 31 (in 000’s except share data)			Quarter ended Jan 31 (in 000's except share data)
	2006	2006	2005	2006	2006	2005
	$’000	GBP’000	GBP'000	$’000	GBP’000	GBP’000
	unaudited	unaudited	unaudited	unaudited	unaudited	unaudited

Revenues	23,586	13,344	12,507	6,043	3,419	5,137

Cost of revenues	18,849	10,664	11,505	4,576	2,589	4,914

Gross profit	4,737	2,680	1,002	1,467	830	223

Operating expenses
Sales and marketing	3,454	1,954	1,508	1,099	622	754
General and administrative	6,246	3,534	2,405	2,982	1,687	888
Facilities expenses	627	355	213	209	118	67
National Insurance on stock options	(44)	(25)	(141)	(69)	(39)	(48)
Stock compensation arising from Variable Option accounting	30	17	(288)	(18)	(10)	(14)
Financing and other M&A costs	924	523	-	18	10	-

Total operating expenses	11,238	6,358	3,697	4,221	2,388	1,647

Operating loss	(6,501)	(3,678)	(2,695)	(2,754)	(1,558)	(1,424)

Net Interest (expense)/income	(1,103)	(624)	70	(582)	(329)	17

Profit on sale of shares	0	0	18	0	0	18

Share of loss from equity investment including goodwill impairment	0	0	(341)	0	0	(60)

Net loss	(7,604)	(4,302)	(2,948)	(3,335)	(1,887)	(1,449)

Net loss per share basic and diluted	(0.08)c	(0.05)p	(0.03)p	(0.04)c	(0.02)p	(0.02)p

Weighted average common shares outstanding	92,723,577	92,723,577	87,745,416	94,051,667	94,051,667	88,625,693

FUTUREMEDIA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS

	Jan 31,	Jan 31,	Jan 31,
	2006	2006	2005
	$’000	GBP’000	GBP'000
	unaudited	unaudited	unaudited
ASSETS

Current assets
Cash and cash equivalents	1,653	935	1,807
Accounts receivable	1,638	927	356
Amounts recoverable on contracts	465	263	66
Amounts recoverable from vendors	568	321	233
Accrued income	2,531	1,432	986
Other current assets	95	54	87
Inventories – finished goods	690	391	939
Investment	458	259	-
Prepaid expenses	1,000	566	504

Total current assets	9,099	5,148	4,978

Property and equipment
Audio visual and computer equipment	1,494	845	658
Office equipment	239	135	134
Property improvements	255	144	97
Lease premium	131	74	-

	2,117	1,198	889
Accumulated depreciation	(1,380)	(781)	(564)

	737	417	325

Other assets
Goodwill	147	83	83
Intangible assets	1,064	602	244
Investment in Luvit AB	-	-	297

TOTAL ASSETS	11,047	6,250	5,927

FUTUREMEDIA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS

	Jan 31,	Jan 31,	Jan 31,
	2006	2006	2005
	$’000	GBP’000	GBP'000
	unaudited	unaudited	unaudited
LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Deferred revenues from HCI activities	6,324	3,578	3,326
Other fees received in advance	205	116	223
Accounts payable	4,419	2,500	1,062
Other taxes and social security costs	440	249	859
Other accounts payable	382	216	401
Accrual for NI costs on stock options	16	9	88
Accrual for sales commissions	193	109	256
Other accrued expenses	1,737	983	1,120
Convertible debenture face value $6.5m	4,152	2,349	-

Total current liabilities	17,868	10,109	7,335

Stockholders’ (deficit)/equity
Ordinary shares of 1 1/9p each Authorized – 250,000,000 Issued and outstanding

	1,870	1,058	985
Preference shares of 2p each Authorized – 2,000,000 None issued

	-	-	-
Additional paid-in capital	37,533	21,235	18,452
Receivable from stock subscription	(32)	(18)	(18)
Accumulated deficit	(46,013)	(26,033)	(20,720)

Other comprehensive loss-cumulative
translation adjustment	(179)	(101)	(107)

Total stockholders’ deficit	(6,821)	(3,859)	(1,408)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	11,047	6,250	5,927

FUTUREMEDIA PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	9 Months ended Jan 31,
	2006	2006	2005
	($’000)	(GBP’000)	(GBP’000)
	unaudited	unaudited	unaudited
Operating activities
Net loss	(7,604)	(4,302)	(2,948)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	117	66	76
Amortization of intangible assets	398	225	132
Loss from equity investment including goodwill impairment	-	-	324
Stock compensation arising from Variable option accounting	30	17	(287)
Accounts receivable	336	190	1,533
Accrued income	(1,352)	(765)	(135)
Amounts recoverable on contracts	(270)	(153)	(24)
Amounts recoverable from vendors	(568)	(321)	571
Other current assets	21	12	15
Prepaid expenses	251	142	(126)
Inventories	391	221	(305)
Fees received in advance	228	129	559
Accounts payable	682	386	(854)
Other accounts payable	113	64	253
Other taxes and social security costs	(166)	(94)	(658)
Accrual for National Insurance costs on stock options	(44)	(25)	(146)
Accrual for sales commissions	53	30	(632)
Other accrued expenses	143	81	-

Net cash used in operating activities	(7,241)	(4,097)	(2,652)

Investing activities	(458)	(259)	-
Capital expenditures	(262)	(148)	(281)

Net cash used in investing activities	(719)	(407)	(281)

Financing activities
Proceeds from share issues	258	146	89
Issuance costs	(41)	(23)	-
Proceeds from issue of convertible debenture	6,628	3,750	-
Convertible debenture issuance costs	(97)	(55)	-
Beneficial conversion adjustment	939	531	-
Translation adjustment	11	6	-

Net cash generated by financing activities	7,697	4,355	89

Net increase/(decrease) in cash and cash equivalents	(263)	(149)	(2,844)
Cash and cash equivalents at beginning of period	1,916	1,084	4,651
Cash and cash equivalents at end of period	1,653	935	1,807

FUTUREMEDIA PLC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT)/EQUITY
All figures in GBP'000 (except number of shares) and unaudited

	Number of Ordinary Shares	Share Capital Amount	Additional Paid-in Capital	Receivable From Subscription	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders' Equity

At April 30, 2005	91,769,476	1,019	19,257	(18)	(21,731)	(107)	(1,580)

Exchange translation adjustments						6	6

Net loss					(4,302)		(4,302)

Comprehensive loss							(4,296)

Adjustment for variable options			17				17
							0
Fair value adjustment for convertible debenture			1,308				1,308

Issuance of shares re Loan repayment (net of issuance costs of GBP 2,000)	2,614,847	26	543				569

Issuance of shares re investment (net of issuance costs of GBP 16,000)	527,441	5	99				104

Issuance of shares re exercise of options (net of issuance costs of GBP 2,000)	300,000	3	16				19

At January 31, 2006	95,211,764	1,053	21,240	(18)	(26,033)	(101)	(3,859)

FUTUREMEDIA PLC
CALCULATION OF ADJUSTED EBIT
(Unaudited Non GAAP Disclosure)

	Nine months ended Jan 3 (in 000's)			Quarter ended Jan 31 (in 000's)
	2006	2006	2005	2006	2006	2005
	USD	GBP	GBP	USD	GBP	GBP

Net Loss	(7,604)	(4,302)	(2,948)	(3,335)	(1,887)	(1,449)

Share of loss from Equity investment
including goodwill impairment	0	0	341	0	0	60

Net interest (expense)/income	1,103	624	(70)	582	329	(17)

Operating Loss (EBIT)	(6,501)	(3,678)	(2,677)	(2,754)	(1,558)	(1,406)

HCI revenues deferred during period	3,026	1,712	1,859	675	382	747

HCI revenues recognised in the period	(2,522)	(1,427)	(869)	(903)	(511)	(323)

Adjusted operating loss (EBIT)	(5,997)	(3,393)	(1,687)	(2,982)	(1,687)	(982)

Notes to the Release

1	Sales and Marketing costs for the period to January 2006 include GBP 182,000 ($320,000) of one-time costs associated with company re-branding.

2
General and administrative costs for the period ended January 31, 2006 include GBP180,000 ($318,000) of professional fees relating to the introduction of new Management incentive and Share incentive plans. Also included in General and administrative costs for the same period are GBP295,000 ($518,000) relating to depreciation and amortisation, compared to GBP209,000 for the same period of the prior fiscal year.

3
Included in Net interest (expense)/income for the nine months ended January 31, 2006 is a non-cash item of GBP533,000 ($937,000) relating to the beneficial conversion adjustment relating to the two convertible loans outstanding (2005 Nil).